                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             NACCO Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 12 PAGES)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 2 of 12 Pages
          -------------
------------ -------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Clara L.T. Rankin
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------- ---------- -----------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                                        ---------- -----------------------------------------------------------------
              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     7,000
            EACH REPORTING              ---------- -----------------------------------------------------------------
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            479,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      479,371
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*


------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.5%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 3 of 12 Pages
          --------------
------------ -------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Alfred M. Rankin, Jr.
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------ -------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            36,624

              NUMBER OF                 ---------- -----------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  472,371
             PERSON WITH                ---------- -----------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            36,624
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      508,995
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
             CERTAIN SHARES*


------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.3%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 4 of 12 Pages
          --------------
------------ -------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Thomas T. Rankin
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------ -------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            83,503
                                        ---------- -----------------------------------------------------------------
              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     472,371
            EACH REPORTING              ---------- -----------------------------------------------------------------
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            83,503
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      555,874
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*


------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      34.2%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 5 of 12 Pages
          --------------
------------ -------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Claiborne R. Rankin
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
--------------------------------------- ---------- -----------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            88,058

              NUMBER OF                 ---------- -----------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  472,371
             PERSON WITH                ---------- -----------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            88,058
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      560,429
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*


------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      34.4%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 6 of 12 Pages
          --------------
--------------------------------------------- ------------------ ---------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Roger F. Rankin
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------ -------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            108,698

              NUMBER OF                 ---------- -----------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  472,371
             PERSON WITH                ---------- -----------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            108,698
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      581,069
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*


------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      35.7%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    ---------------------------------------------------
CUSIP No.  629579 20 02                         SCHEDULE 13D                                 Page 7 of 12 Pages
          --------------
------------ -------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Alfred M. Rankin, Jr., as Trustee of Clara T. Rankin's Qualified Annuity Interest Trust 2004
                      B
------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------ -------------------------------------------------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                 ---------- -----------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  0
             PERSON WITH                ---------- -----------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            472,371
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      472,371
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.0%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      OO
------------ -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  -------------------------------
CUSIP No. 629579 20 02           SCHEDULE 13D            Page 8 of 12 Pages
          ------------
------------------------------                  --------------------------------


         This Amendment No. 1 to Restated Schedule 13D (this "Amendment No. 1") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the "Class B Common") of NACCO Industries, Inc. (the "Company") that appeared in the Amended and Restated
Schedule 13D filed by the Reporting Persons on March 27, 2002 (the "Filing"). This Amendment No. 1 (a) reflects a transfer of limited partnership interests in Rankin Associates I, L.P. (the "Partnership"), effective October 24, 2002, made by a trust for the benefit of Mrs. Clara L.T. Rankin (one of the Reporting Persons under the Filing) of which Mr. Alfred M. Rankin, Jr. (one of the Reporting Persons under the Filing) is the sole trustee to a newly created irrevocable trust of which Mr. Rankin is the sole trustee and which is initially for the sole benefit of Mrs. Clara L.T. Rankin; (b) provides information with respect to Alfred M. Rankin, Jr., as trustee of Clara T. Rankin's Qualified Annuity Interest Trust 2004 B (the "New Reporting Person"); and (c) reflects the acquisition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filing.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Filing is hereby amended as follows:

         (a)-(c) The fourth paragraph under the heading "Item 2. Identity and Background" which appears in the Filing reporting information with respect to the Partnership is hereby deleted and replaced in its entirety as follows:

         RANKIN ASSOCIATES I, L.P. is a Delaware limited partnership. Its principal business is to hold under common management certain of the Class B Common beneficially owned by the Partners. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The General Partners of the Partnership are (a) the Main Trust of Alfred M. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the "Alfred Rankin Trust"), (b) the Main Trust of Claiborne R. Rankin created by the Agreement, dated June 22, 1971, as supplemented, amended and restated (the "Claiborne Rankin Trust"), (c) the Main Trust Agreement of Roger F. Rankin created by the Agreement, dated September 11, 1973, as supplemented, amended and restated (the "Roger Rankin Trust"), and (d) the Main Trust of Thomas T. Rankin created by the Agreement, dated December 29, 1967, as supplemented, amended and restated (the "Thomas Rankin Trust") (together, the "General Partners"). The trustee and primary beneficiary of each General Partner is a Reporting Individual. The Limited Partners of the Partnership are the following trusts: (i) the Alfred Rankin Trust, (ii) the Claiborne Rankin Trust, (iii) the Roger Rankin Trust, (iv) the Thomas Rankin Trust, (v) the Main Trust of Clara T. Rankin created under the Agreement, dated July 20, 2000, as supplemented, amended and restated (the "Clara Rankin Trust"),
(vi) Clara T. Rankin's Qualified Annuity Interest Trust 2004 B (the "Clara Rankin Annuity Trust") and (vii) the Main Trust of Bruce T. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the "Bruce Rankin Trust"). The trustee and primary beneficiary of each Limited Partner is a Reporting Individual.

------------------------------                  -------------------------------
CUSIP No. 629579 20 02           SCHEDULE 13D            Page 9 of 12 Pages
          ------------
------------------------------                  --------------------------------


         Following the thirteenth paragraph under the heading "Item 2. Identity and Background" which appears in the Filing reporting information with respect to Victoire G. Rankin, insert the following information with respect to the New Reporting Person:

         ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN'S QUALIFIED ANNUITY INTEREST TRUST 2004 B. Mr. Rankin, a Reporting Individual, acts as trustee of the Clara Rankin Annuity Trust. Mr. Rankin's business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses: lignite mining, lift trucks and housewares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3. of the Filing is hereby amended as follows:

         The paragraphs under the heading "Item 3. Source and Amount of Funds or Other Consideration" are hereby deleted and replaced as follows:

         Except as otherwise provided in this Item 3, beneficial ownership of the Class B Common by the Reporting Persons was acquired by such Reporting Persons (i) when the North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986, (ii) as recipients of gifts or bequests of Class B Common, (iii) as successor trustees of trusts holding Class B Common,
(iv) as trustees of the assignees of partnership interests in the Partnership or
(v) in exchanges for shares of Class A Common Stock of the Company on a one share for one share basis.

         The Partnership acquired beneficial ownership of the Class B Common reported in the Filing as capital contributions from the Partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The fifth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filing reporting the beneficial ownership of Class B Common by Clara L.T. Rankin, is hereby deleted and replaced in its entirety as follows:

         CLARA L. T. RANKIN. Mrs. Rankin, as primary beneficiary of the Clara Rankin Trust and the Clara Rankin Annuity Trust, both of which are Limited Partners, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners. In addition, Mrs. Rankin has a reversionary interest in 7,000 shares of Class B Common held by an irrevocable trust created by the Agreement, dated December 18, 1963, with National City Bank, a national banking association ("NCB"), as trustee, for the benefit of Elizabeth E. Brown. Mrs. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 7,000 shares. Collectively, the 479,371 shares of Class B Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 29.5% of the outstanding Class B Common as of July 31, 2002. NCB is a national banking association with its principal business and office location at 1900 East 9th

------------------------------                  -------------------------------
CUSIP No. 629579 20 02           SCHEDULE 13D            Page 10 of 12 Pages
          ------------
------------------------------                  --------------------------------

Street, Cleveland, Ohio 44113. To the knowledge of the Reporting Persons, during the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filing reporting the beneficial ownership of the Class B common by Alfred M. Rankin, Jr., is hereby deleted and replaced as follows:

         ALFRED M. RANKIN, JR. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (b) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners and (c) as trustee of the Alfred Rankin Trust has the sole power to vote and dispose of 36,624 shares of Class B Common. Together, these 508,995 shares constitute approximately 31.3% of the outstanding Class B Common as of July 31, 2002.

         The seventh paragraph under the heading "Item 5. Interest in Securities of the Issuer," which appears in the Filing reporting the beneficial ownership of the Class B Common by Thomas T. Rankin, is hereby deleted and replaced as follows:

         THOMAS T. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 83,503 shares of Class B Common, (b) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 555,874 shares constitute approximately 34.2% of the outstanding Class B Common as of July 31, 2002.

         The eighth paragraph under heading "Item 5. Interest in Securities of Issuer," which appears in the Filing reporting the beneficial ownership of the Class B Common by Claiborne R. Rankin, is hereby deleted and replaced as follows:

         CLAIBORNE R. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 88,058 shares of Class B Common, (b) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and
(c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners.

------------------------------                  -------------------------------
CUSIP No. 629579 20 02           SCHEDULE 13D            Page 11 of 12 Pages
          ------------
------------------------------                  --------------------------------


Together, these 560,429 shares constitute approximately 34.4% of the outstanding Class B Common as of July 31, 2002.

         The ninth paragraph under heading "Item 5. Interest in Securities of Issuer," which appears in the Filing reporting the beneficial ownership of the Class B Common by Roger F. Rankin, is hereby deleted and replaced as follows:

         ROGER F. RANKIN. Mr. Rankin (a) has the sole power to vote and dispose of 108,698 shares of Class B Common, (b) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 581,069 shares constitute approximately 35.7% of the outstanding Class B Common as of July 31, 2002.

         Following the eleventh paragraph under the heading "Item 5. Interest in Securities of Issuer," which appears in the Filing reporting information with respect to Victoire G. Rankin, insert the following information with respect to the New Reporting Person:

         ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN'S QUALIFIED ANNUITY INTEREST TRUST 2004 B. Mr. Rankin, as Trustee of the Clara Rankin Annuity Trust, which is a Limited Partner, shares the power to dispose of 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners, which shares constitute approximately 29.0% of the outstanding Class B Common as of July 31, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Filing is hereby amended by adding the following immediately following the last paragraph of Item 6:

               Certain shares of Class A Common Stock of certain of the Reporting Individuals have been pledged pursuant to customary pledge arrangements.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         (Exhibit 7) Amendment to Stockholders' Agreement, dated as of October 24, 2002, adding the trustees of trusts for the benefit of certain Participating Stockholders as Participating Stockholders under the NACCO Stockholders' Agreement.


                        [SIGNATURES BEGIN ON NEXT PAGE.]

------------------------------                  -------------------------------
CUSIP No. 629579 20 02           SCHEDULE 13D            Page 12 of 12 Pages
          ------------
------------------------------                  --------------------------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 31, 2002

                          Name:  Rankin Associates I, L.P.

                          By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, one of its General Partners

                               By:   /s/ Alfred M. Rankin, Jr.
                                    --------------------------------------------
                                        Alfred M. Rankin, Jr., as Trustee


                          REPORTING INDIVIDUALS

                          By:   /s/ Alfred M. Rankin, Jr.
                               -------------------------------------------------
                               Alfred M. Rankin, Jr., on behalf of himself, as Trustee of Clara T. Rankin's Qualified Annuity Interest Trust 2004 B, and as:

                               Attorney-in-Fact for Clara L. T. Rankin*
                               Attorney-in-Fact for Thomas T. Rankin*
                               Attorney-in-Fact for Claiborne R. Rankin*
                               Attorney-in-Fact for Roger F. Rankin*
                               Attorney-in-Fact for Bruce T. Rankin*

------------------
* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 6 of the Filing.